Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company

ANNOUNCEMENT TO THE MARKET

It is with much regret that Itaú Unibanco Holding S.A. (“Company”) announces to its stockholders and the market in general that Professor Iran Siqueira Lima, President of the Company’s Fiscal Council, reelected at the Annual General Meeting of April 27, 2016, died on April 29.

Professor Lima graduated in economics from the Universidade do Estado do Rio de Janeiro (UERJ) and in accounting from the Instituto de Ciências Sociais (AEUDF). Professor Lima had a postgraduate degree in economic engineering and industrial administration from the Universidade Cândido Mendes (UCAM) and a master’s degree and doctorate in accounting and comptrollership from the Universidade de São Paulo (USP). Among his other professional activities, he was a career employee at the Central Bank of Brazil for more than 20 years. He also sat on the boards of directors of the Banco Nacional de Desenvolvimento Econômico e Social (BNDES), Telecomunicações de São Paulo (Telesp) and Telecomunicações Brasileiras S.A. (Telebrás). For more than 40 years, he lectured in disciplines related to the accounting and finance area.

The Company wishes to express its condolences to the family and its gratitude for Professor Lima’s dedication and commitment in leading our Fiscal Council since 2003.

In the light of Professor´s Lima’s decease, Mr. José Caruso Cruz Henriques, elected as alternate member of our Fiscal Council on April 27, 2016, will assume the position as effective member for a term of office, which shall terminate on the date of the Annual General Meeting for 2017. The position of alternate member occupied by Mr. José Caruso will remain vacant until the Company’s next General Meeting is held.

São Paulo (SP), May 03, 2016.

MARCELO KOPEL

Investor Relations Officer